Exhibit 99.3
Deloitte & Touche LLP
Suite 700
850 Second Street S.W.
Calgary AB T2P OR8
Canada
Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca
May 13, 2011
To: Alberta Securities Commission
Re: Canadian Pacific Railway Company (the “Company”) — Change in Auditors Pursuant to NI 51-102 — Continuous Disclosure Obligations
Dear Sirs/Mesdames:
As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102 and in connection with our appointment as auditors of the Company, we have reviewed the information contained in the Company’s Change of Auditor Notice dated May 13, 2011 (the “Notice”). We agree with each of the statements contained in the first two paragraphs of the Notice and have no basis to agree or disagree with the statement contained in the final paragraph of the Notice.
Yours truly,
/s/ Deloitte & Touche LLP
Chartered Accountants
Membre de / Member of Deloitte Touche Tohmatsu Limited